UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File Number
000-55001

CUSIP Number
16892A104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐   Form 10-K ☐   Form 20-F ☐   Form 11-K ☒   Form 10-Q ☐   Form 10-D ☐   Form N-SAR

☐   Form N-CSR

For period ended: March 31, 2015

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the transition period ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

China Energy Technology Corp., Ltd.

Full Name of Registrant

No. 1122 South Yanan Street

Address of Principal Executive Office (Street and Number)

New District, Bengbu, Anhui Province, P. R. China

City, State and Zip Code

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PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (the “Report”) by the prescribed date of May 15, 2015, without unreasonable effort or expense, because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file the Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Mark E. Crone	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A attached.

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China Energy Technology Corp., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2015	By:	/s/ Quan Ji
	Name:	Quan Ji
	Title:	Chief Executive Officer

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Annex A

On March 31, 2015, the registrant entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Fine Progress Group Limited, a British Virgin Islands company (“FPG BVI”), and its shareholders, which closed on the same date. Pursuant to the terms of the Share Exchange Agreement, FPG BVI became our wholly-owned subsidiary.

FPGL BVI controls Anhui Renrenjia Solar Co., Ltd. (“Anhui Solar”), the registrant’s operating company based in the People’s Republic of China (the “PRC”), through Ren Re Jia International Limited, FPG BVI’s 100% owned subsidiary organized in the Hong Kong Special Administrative Region (“RRJI (HK)”). RRJI (HK) is the 100% owner of Anhui Zhijia Cornerstone Electronics Technology Co., Ltd. (“Anhui Electronics”), the registrant’s subsidiary organized in the PRC. Anhui Electronics controls Anhui Solar through contractual arrangements commonly known as “VIE” or “variable interest entity” arrangements on the mainland in the PRC.

Pursuant to the Share Exchange, the registrant acquired the business of Anhui Solar, which is the manufacture and sale of solar powered water heater systems in the PRC. As a result, the registrant has ceased to be a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended).

At the closing of the Share Exchange, pursuant to the Share Exchange Agreement, FPG BVI’s 100 shares of capital stock issued and outstanding immediately prior to the closing of the Share Exchange were exchanged for an aggregate of 180,500,000 shares of the registrant’s common stock, $0.001 par value per share.

The Share Exchange has been treated as a recapitalization of the registrant for financial accounting purposes. FPG BVI is considered the acquirer for accounting purposes, and the historical financial statements of China Energy Technology Corp., Ltd. (formerly known as Redfield Ventures Inc.) before the Share Exchange will be replaced with the historical financial statements of FPG BVI and its consolidated entities before the Share Exchange in all future filings with the Securities and Exchange Commission.

The registrant has not yet finalized its financial statements for the fiscal quarter ended March 31, 2015. Therefore, the registrant is not currently able to quantify the anticipated changes in its results of operations at this time.

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